
05009476


BERU

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH. D.C. 198 SECTION

An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

June 30, 2005

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Ad hoc release

Dear Sir, Madame,

please find attached the current adhoc release of the BERU AG.

Your´s sincerly

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations

PROCESSED
JUL 0 6 2005
THOMSON
FINANCIAL

BERU Aktiengesellschaft, Sitz Ludwigsburg · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de · Internet: www.beru.com
Amtsgericht Ludwigsburg HRB5087 · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 000006 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823
Banken/Bankers/Banques
• BW-Bank Ludwigsburg-Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• Deutsche Bank Ludwigsburg-Konto: 13206800, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
• Commerzbank Ludwigsburg-Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• Kreissparkasse Ludwigsburg-Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
• CIAL Straßburg-Konto: 00023672501, RIB: 10037 33085 00023672501 34, Swift-/BIC Code: CMCIFR2S

BERU

Ad hoc announcement pursuant to Section 15 of the German Securities Trading Law

BERU plans to increase sales revenues and earnings by high single-digit rates

Ludwigsburg, June 30, 2005 --- In today's Annual Results Press Conference, the Executive Board of BERU AG will explain the figures for the 2004/05 financial year and present the planning for the current year. BERU anticipates only moderate growth in demand for automobiles in the current financial year. Despite increasingly tough competition and pressure on prices, BERU believes it is well positioned for the future with its strong product pipeline. The Executive Board of BERU AG plans to increase sales revenues by high single-digit rates in the present financial year. The operating profit is expected to grow proportionally. BERU AG increased its total revenues by 8.8% to EUR 385.8 million in the past financial year. Due to one-time exceptional effects totaling EUR 5.0 million, EBIT decreased to EUR 50.5 million. As a result of a tax field audit for the period of 1997/98 to 2001/02, which led to an additional one-time exceptional expense of around EUR 10 million, net income decreased to EUR 23.5 million. At the Annual Shareholders' Meeting to be held on September 21, 2005, the Executive Board and the Supervisory Board intend to propose the distribution of an unchanged high dividend of EUR 1.10 per share.

The Executive Board

- End of announcement –

Further information is available from:

BERU AG

Corporate Communications & Investor Relations

Gala Conrad

Tel.: +49 (0)7141 132 246

E-mail: corporate-communications@beru.de

1225/b



An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

June 30, 2005

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Press release

Dear Sir, Madame,

please find attached the current press release of the BERU AG *BERU continues along its path of profitable growth – earnings impacted by exceptional expenses – dividend at prior-year level.*

Your´s sincerly

i.A.

Katrin Salwig
Corporate Communications/Investor Relations

BERU

Press information

BERU continues along its path of profitable growth – earnings impacted by exceptional expenses – dividend at prior-year level

Ludwigsburg, June 30, 2005 --- **BERU Aktiengesellschaft increased its sales revenues by 8.8% in the financial year 2004/05 (April 1, 2004 – March 31, 2005) to EUR 385.8 million (prior year: EUR 354.5 million). Earnings before interest and taxes (EBIT) decreased, primarily due to one-time exceptional expenses of EUR 5.0 million, to EUR 50.5 million (EUR 53.4 million), representing an EBIT margin of 13.1% (15.1%). Adjusted to exclude these exceptional effects, EBIT amounted to EUR 55.5 million, which was 3.9% above the prior-year figure. As a result of a tax field audit for the period of 1997/98 to 2001/02, which led to an additional one-time tax expense of around EUR 10 million, net income decreased to EUR 23.5 million (EUR 35.9 million). This is equivalent to earnings per share of EUR 2.35 (EUR 3.59). At the Annual Shareholders' Meeting to be held on September 21, the Executive Board and the Supervisory Board will propose that an unchanged dividend of EUR 1.10 per share be distributed (EUR 1.10). This represents a dividend ratio of 46.7% (30.7%).**

In spite of difficult market conditions caused by high raw-material prices, intense price competition and generally moderate increases in automobile production, BERU increased its sales revenues by 8.8% and achieved a double-digit EBIT margin of 13.1%. The increase was a result of solid growth in the field of Diesel Cold-Start Technology, expansion also in the field of Ignition Technology, and the successful launch and ramp-up of new products and technologies in the field of Electronics and Sensor Technology.

Strong growth for Diesel Cold-Start Technology

Sales revenues in the core business of Diesel Cold-Start Technology increased by 11.8% to EUR 181.8 million in the year under review (EUR 162.6 million). New product start-ups for German manufacturers and additional series-production deliveries for European and Asian producers helped this division to achieve a high double-digit growth rate. The Group profited on the one hand from the introduction of the diesel Instant Start System in the new Golf platform,

BERU Aktiengesellschaft, Sitz und Registergericht Ludwigsburg HRB5087 · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de Internet: www.beru.com · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823

million). In Asia, revenues rose by 9.3% to EUR 30.6 million (EUR 28.0 million). In the Group's other international markets, sales revenues grew by 22.1% to EUR 9.4 million (EUR 7.7 million). The Group thus successfully implemented its strategic goal of expanding its presence in international markets. Exports accounted for 69.1% of sales revenues (64.7%).

Only slight increases in rates of material and personnel expenses

The BERU Group employed 2,664 persons on the balance-sheet date, 1,413 of whom, or 53%, worked in Germany (1,470). Personnel expenses increased by 12.2% to EUR 115.1 million (EUR 102,6 million), primarily due to wage-rise agreements in Germany, the first-time consolidation of the French subsidiaries for a full financial year and severance payments related to personnel changes in management. The cost of materials increased at a lower rate than sales revenues to EUR 139.5 million (EUR 130.2 million) as a result of effective purchasing management and changes in the mix of products sold. The gross margin was 64.2% (64.1%). The combined ratio of material and personnel expenses to sales revenues increased only slightly from 65.6% to 66.0%. Due to the restructuring of BERU Eyquem and higher consulting costs related to the acquisition process, other operating expenses increased at a slightly higher rate than sales revenues to EUR 65.1 million (EUR 57.0 million). They were equivalent to 16.9% of sales revenues (16.1%).

Adjusted EBIT grows by 4%

Earnings before interest and taxes (EBIT) decreased by EUR 2.9 million to EUR 50.5 million (EUR 53.4 million). The EBIT margin was therefore 13.1% (15.1%). Adjusted to exclude exceptional items connected with changes in the management and additional consulting services in advance of the takeover offer totaling EUR 5.0 million, EBIT amounted to EUR 55.5 million, which is equivalent to an EBIT margin of 14.4%.

The financial result was negative at minus EUR 1.4 million because of higher interest expenses of about EUR 3 million resulting from the tax field audit for the period of 19997/98 to 2001/02. Earnings before taxes amounted to EUR 49.1 million (EUR 56.5 million).

Tax field audit impacts net income

Taxes on income and earnings amounted to EUR 23.3 million (EUR 18.4 million). This figure includes around EUR 7 million resulting from the tax field audit. The effective tax rate for the year was 49.5% (33.6%). The effective tax rate adjusted to exclude the tax payments for prior periods was 34.8% (36.7%). Net income amounted to EUR 23.5 million (EUR 35.9 million), while the return on sales was 6.1% (10.1%).

BERU Aktiengesellschaft, Sitz und Registergericht Ludwigsburg HRB5087 · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de Internet: www.beru.com · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823

Shareholders participate in corporate success

Earnings in the 2004/05 financial year were impacted by exceptional one-time expenses caused for example by the changes in the management, higher consulting costs in advance of the takeover offer from BorgWarner and the tax field audit. In view of the Company's good finances and profitability, the Executive Board and the Supervisory Board will propose at the Annual Shareholders' Meeting on September 21, 2005 that an unchanged high dividend of EUR 1.10 per share be distributed (EUR 1.10). The dividend ratio thus amounts to 46.7% (30.7%).

New strategic investor supports growth

There were significant changes in BERU's shareholder structure in the past financial year. On November 1, 2004, BorgWarner informed BERU that it would purchase the equity interests held in the Company by The Carlyle Group and the Birkel and Ruprecht family shareholders, representing a total of 63.02% of the Company's equity capital, for a price of EUR 59 per share. This transaction was completed on January 4, 2005. On December 8, 2004, BorgWarner made a voluntary public offer to the other shareholders to purchase all of the remaining bearer shares in BERU AG for a price of EUR 67.50 per share in cash. By the time of the expiry of the extended acceptance period on February 10, 2005, the offer had been accepted for 639,209 shares. On that date, BorgWarner thus held 69.42% of the Company's equity capital.

With this significant change in the shareholder structure, the ownership of BERU AG was transformed from a private-equity company and family shareholders to a strategic investor. BorgWarner is an automotive supplier with worldwide operations. It employs more than 14,000 people and is listed on the New York Stock Exchange. BorgWarner's manufacturing focus is on engine and drivetrain components and systems, for which it has a leading position worldwide in several product areas.

BERU and BorgWarner have complementary product ranges. This applies to solutions for improving the performance and reliability of engine systems in terms of fuel consumption and exhaust emissions. The same holds true for components and systems in the area of electronics and sensor technology, air and heat management and driving safety. In addition, the two companies are an ideal fit with their differing geo-strategic focuses. In the 2004 financial year, BorgWarner generated around 55% of its sales revenues in North America, while about 49% of the BERU Group's sales revenues were generated in Europe excluding Germany.

Renewed high investment in future growth

The Group invested EUR 36.8 million in the past financial year, mainly in expanding its production capacities at its German and French sites (EUR 35.6 million). In Chazelles sur Lyon,

BERU Aktiengesellschaft, Sitz und Registergericht Ludwigsburg HRB5087 · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de Internet: www.beru.com · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823

France, BERU invested EUR 7.7 million in a high-quality, economical spark-plug production plant. And at the site in Ludwigsburg, Germany, capacities were expanded for the production of the modern 4-millimeter glow plugs and special diesel quick-start systems. The decision was also taken to expand the test center at the Company's headquarters in Ludwigsburg during the current financial year – another decision in favor of operations in Germany.

Research and development expenditure amounted to EUR 30.1 million (EUR 27.6 million). The R&D ratio of 7.8% (related to sales revenues) was at the same high level as in the prior year.

With the acquisition of the remaining 24.9% of the shares in the former REMIX Group Electronics Rt. in Hungary, now BERU Hungaria Rt., the Group is continuing with its strategy of optimizing its international production and sales structure. BERU continues to pursue a course of strict cost controls in order to maintain its competitive position under tougher market conditions and to successfully counteract the increase in raw-material prices.

Solid balance-sheet structure

BERU's equity ratio of 68.0% (68.5%) is one of the highest among the companies in the metalworking industry. Its total assets at the end of the 2004/05 financial year amounted to EUR 436.6 million (EUR 411.0 million). The value of property, plant and equipment increased to EUR 142.4 million (EUR 128.3 million), while current assets remained nearly constant at EUR 243.5 million (EUR 242.8 million). On the other side of the balance sheet, shareholders' equity increased by 5.5% to EUR 297.0 million (EUR 281.6 million). Due to the tax field audit that was carried out for the period of 1997/98 to 2001/02 and the resulting effects, the Group formed provisions for taxes in an amount of around EUR 10 million.

Retained earnings amounted to EUR 174.4 million in the consolidated balance sheet (EUR 146.3 million). Return on equity was 8.1%. Liquid assets totaled EUR 100.6 million (EUR 105.0 million). The BERU Group's future potential for growth and value creation is well secured against the backdrop of sound assets, finances and profitability.

Further growth anticipated for sales revenues and earnings

BERU anticipates only moderate growth for the world's automobile markets in the current financial year. Nonetheless, the Company sees itself as well prepared for the future. In the words of Marco von Maltzan, Chairman of the Executive Board of BERU AG: "In an environment of intensifying competition and increasing price pressure, a company like BERU can only succeed if it has the benefit of a strong product pipeline. We invest more than the industry average in research and development every year, and have thus laid the foundations for our future profitable growth. Rising fuel prices worldwide are encouraging the trend towards

diesel. For these reasons, we believe we are well positioned to increase our sales revenues and operating profit by a high single-digit percentage in the current financial year."

Consolidated income statement

	2003/04	2004/05
	EUR million	EUR million
Sales revenues	354.5	385.8
Changes in inventories	5.9	0.9
Cost of materials	-130.2	-139.5
Personnel expenses	-102.6	-115.1
Depreciation and amortization	-27.0	-27.1
Other operating expenses	-57.0	-65.1
Earnings before interest and taxes	53.4	50.5
Earnings before taxes	56.5	49.1
Taxes on income and earnings	-18.4	-23.3
Net income	36.2	23.7

Consolidated balance sheet

	2003/04	2004/05
	EUR million	EUR million
Assets		
Fixed assets	162.1	185.3
Current assets	242.8	243.5
Equity and liabilities		
Shareholders' equity	281.6	297.0
Provisions	49.1	66.3
Liabilities	63.6	55.2

Other key figures

	2003/04	2004/05
Dividend distribution (EUR million)	11.0	11.0
Dividend per share (EUR)	1.10	1.10
Capital expenditure (EUR million)	35.6	36.8
Number of employees (at March 31)	2,694	2,664

Further information is available from:

BERU AG

Corporate Communications & Investor Relations

Gaia Conrad

Tel.: +49 (0)7141 132 246 E-mail: corporate-communications@beru.de